Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

C21 Investments Inc. (the “Company”)
Suite 303, 595 Howe Street
Vancouver, British Columbia
Canada V6C 2T5

Item 2.	Date of Material Change

December 31, 2018.

Item 3.	News Release

News Release dated December 31, 2018 was disseminated through Cision Ltd.

Item 4.	Summary of Material Change

The Company closed the first tranche of its previously announced amended brokered syndicated private placement of units for total gross proceeds of $5,063,000. The maximum total Offering is 10,000 Units, or $10,000,000.

Item 5.1	Full Description of Material Change

On December 31, 2018, the Company closed the first tranche of its previously announced amended brokered syndicated private placement of units (each, a “Unit”) for total gross proceeds of $5,063,000 (the “Offering”). The maximum total Offering is 10,000 Units for $10,000,000.

The Offering is led by Industrial Alliance Securities Inc. with Canaccord Genuity Corp. and Sprott Capital Partners, a division of Sprott Private Wealth LP, as syndicate members (the “Agents”).

Each Unit consists of one $1,000 principal amount 10% unsecured convertible debenture (a “Debenture”) and one-half of one non-transferable debenture warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase, for a period of 24 months from the date of issue, one additional $1,000 principal amount 10% unsecured convertible debenture (a “Warrant Debenture”) at an exercise price of $1,000 per Warrant Debenture. The Debentures are convertible to common shares of the Company (“Common Shares”) at a price of $0.80 per Common Share. The Warrant Debentures are convertible into Common Shares at a price of $0.90 per Common Share. The Debentures and Warrant Debentures will mature two years from the date of issue of the Debentures. The Units, Debentures, Warrants, Warrant Debentures and the Common Shares issuable upon conversion of the Debentures and Warrant Debentures are subject to resale restrictions under applicable Canadian securities laws for a period of four months following the issue date of the Debentures and Warrants.

The Agents received cash commissions of $268,680 representing the Agents’ 6% retail commission and $17,550 representing the Agents’ 3% commission on purchasers on the “President’s List” 286 compensation warrants (the “Agent’s Compensation Warrants”), representing (i) 6% of the aggregate number of Units sold pursuant to the Offering, other than Units sold to persons on the President’s List, and (ii) 3% of the aggregate number of Units sold to persons on the President’s List. Each Agent’s Compensation Warrant is exercisable to purchase one Unit at $1,000 at any time prior to December 31, 2020.

Net proceeds from the Offering are intended to be used primarily to complete the Company’s previously announced acquisitions in the United States, and to upgrade and expand the acquired businesses.

Certain insiders of the Company (the “Insider Placees”) purchased or acquired direction and control over a total of 210 Units under the Offering. These subscriptions constituted “related party transactions” with the Company under applicable securities regulatory rules and policies. The Insider Placees and their Common Share positions before and after completion of the Offering are as follows (including Common Shares underlying Debentures and potential Warrant Debentures):

Number and
	percentage of	Maximum number	Number of Common
	Common Shares	of Common Shares	Shares beneficially
	beneficially owned	that may be	owned or controlled	Percentage of
	or controlled prior	acquired under the	(directly or indirectly)	Common Shares after
Insider Placee	to the Offering	Offering(1)	after the Offering)(2)	the Offering(2)

Michael Kidd	20,000	18,055	38,055	0.07%
(0.04%)

Bruce Macdonald	600,000	361,111	961,111	1.76%
(1.33%)
_____________
(1)	Represents Common Shares underlying Debentures and Warrant Debentures issued or issuable under the Private Placement.
(2)

Includes Common Shares underlying Debentures and Warrant Debentures issued or issuable under the Private Placement (including under Agents’ Compensation Warrants), but excludes Common Shares underlying other outstanding warrants and options issued by the Company.

The Insider Placees participated in the Offering in order to assist the Company in raising the required funds to pursue its business objectives and for investment purposes. The subscriptions of the Insider Placees contributed $210,000 of gross proceeds to the Company’s treasury. The participation of each Insider Placee in the Offering received disinterested directors’ approval.

In connection with the Offering, the Insider Placees entered into Subscription Agreements with the Company that contain customary terms and are in the same applicable form as that entered into by other placees.

The subscriptions for Units by the Insider Placees constituted a “related party transaction”, within the meaning Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted by the Ontario Securities Commission and other securities regulatory authorities. The Company has relied on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101 in respect of related party participation in the Offering on the basis that neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the subscriptions for Units by the Insider Placees exceeded 25% of the Company’s “market capitalization” (as calculated for the purposes of MI 61-101).

This material change report is not being filed more than 21 days prior to closing of the Offering due to there being less than 21 days between the effective date of the subscription agreement between each Insider Placee and the Company and the closing date of the Offering.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Robert Cheney, President and Chief Executive Officer
Telephone: (604) 718-2800

Item 9.	Date of Report

January 10, 2019